March 29, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Thomas Lam
President and Chief Executive Officer
Poly-Pacific International, Inc.
Unit A, 4755 Zinfandel Court
Ontario, CA 91761

Re: 	Form 20-FR filed March 2, 2005
File No. 000-51180

Dear Mr. Nobbs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 20-FR will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing your
Form 20-FR prior to effectiveness and re-filing a new Form 20-FR that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements of the Exchange Act under Section 13(a) of the Exchange Act.

2. We remind you that following effectiveness, you are required to submit under cover of a Form 6-K all of the information that you provide in Canada, such as the annual, quarterly and other information you file on SEDAR.

3. Please update the information throughout your document to the latest date practicable. See, for example and without limitation, your disclosure in the first paragraph of the third risk factor on page 12, the last paragraph on page 32, the table on page 34 and the last paragraph on page 85. See General Instruction C(b) of Form 20-
F.

4. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US
GAAP, please also revise your disclosures in your US GAAP reconciliation footnote accordingly.

Cover Page

5. Please use the current version of the cover page for Form 20-F and indicate that your filing is a "Registration Statement Pursuant to
Section 12(b) or (g) of the Securities Exchange Act of 1934" rather than an "Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934." See Form 20-F. Please also remove the logo from the cover page of your registration statement.

6. Your articles of incorporation authorize the issuance of common shares and preferred shares. Please revise your cover page and your disclosure throughout your filing to refer to common shares and preferred shares rather than common stock and preferred stock. In addition, it appears that you are registering two classes of common shares; yet your articles of incorporation only authorize the issuance of one class. Please revise your cover page accordingly.

Forward Looking Statements, page 5

7. Please delete your reference to Section 21E of the Exchange
Act.
The safe harbor does not apply to statements made by a registrant that is not subject to the reporting requirements of Section 13(a) or
15(d) of Exchange Act.

Item 1. Identity of Directors, Senior Management and Advisors, page 6

8. Please disclose Mr. Lam`s position as a director of your company.

Item 3. Key Information, page 7

A. Selected Financial Date, page 7

Table 3.1 - Summary of Financial Statements in Canadian GAAP

9. Please revise the summary of your annual financial statements to provide the information for the year ended December 31, 2004. See
Item 3.A.1. of Form 20-F. Please make the corresponding change in Table 3.3 on page 9.

10. Please also present diluted EPS under Canadian GAAP in Table
3.1.
See Item 3.A.2. of Form 20-F.

11. Please reconcile in a footnote to Table 3.1 net income (loss) from operations to income before undernoted items, so that readers are able to better understand the scope of the items you are removing from net income (loss) from operations in arriving at income before undernoted items in your financial statements.

12. Please reconcile net income (loss) from operations from Canadian
GAAP to US GAAP in a footnote to Table 3.2.

Table 3.3 - Effects of Currency Translation and Conversion

13. Please provide the high and low exchange rates for each month during the previous six months pursuant to Item 3.A.3(b) of Form
20-
F.  Please also update the most recent exchange rate used.

B. Capitalization and Indebtedness, page 10

14. Please update this section so that this information is not older than 60 days from the date your filing is filed. See Item 3.B. of Form 20-F.

Risk Factors, page 10

15. We note your disclosure on page 85 regarding the sales prices of your common shares on the TSX Venture Exchange. Please include a risk factor that discusses your common shares` status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for penny stocks.

16. We note your disclosure on page 32 regarding the grant of options to purchase your common shares. We further note your disclosure in the section "Material Contracts" on page 87 regarding debentures that are convertible into your common shares. It would appear that the exercise of these rights could represent a material dilution risk to holders of your common shares. Please include a risk factor discussing the risks associated with these rights.

17. Please add risk factor disclosure regarding your exposure to exchange rate fluctuations.

18. If material, provide a risk factor that addresses the possibility that you may be deemed a Passive Foreign Investment Company, as provided in your taxation discussion. Briefly explain that U.S. investors who invest in your company will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

Our limited financial resources may impeded our ability to implement..., page 10

19. The disclosure under this subheading does not address the risk described in the subheading. For example, why do you have limited resources? How much funding is necessary to complete the implementation of your business plan? Is future expansion material to the implementation of your business plan? In this regard, we note your disclosure on pages 22 and 23. Please revise accordingly.

Because the industries in which we operate are subject to extensive regulation..., page 11

20. Please expand your disclosure to discuss the costs you have incurred to comply with the regulations described under this subheading.

Item 4. Information on the Company, page 13

21. We note your disclosure on page 29 regarding your contracts with
the U.S. government.  Please discuss, to the extent applicable, the
manner in which your commercial relationships differ from those with
the U.S. government. For example, does the U.S. government have special rights under its contracts, such as the right to terminate
the contract or renegotiate the terms?   In addition, please
consider
whether risk factor disclosure regarding the risks involved in contracting with the U.S. government would be appropriate, especially in light of the fact that it appears that revenues from your contracts with the U.S. government account for a significant portion of your revenues.

A. History and Development of the Company, page 13

22. Please provide the information required by Item 4.A.4. of Form 20-F. In addition, please expand your disclosure in the last paragraph on page 13 to disclose the information required by Item
4.A.6. of Form 20-F.
B. Business Overview, page 14

23. Please provide the information required by Item 4.B.6. of Form
20-F.

Plastic Blasting Media,  page 14

MultiCut Blasting Media, page 14

24. Please expand your disclosure in the second paragraph of this section to discuss why plastic blasting media is relatively easy to contain and clean up compared with other types of blasting media.

Raw Materials Supply, page 16

25. Please discuss the general availability of your raw materials and whether you are dependent on any of your suppliers.

26. Please explain how a reader is supposed to analyze your statement that "Poly-Pacific requires two to three containers per month, while
China exports from 55 to 65 containers of these materials monthly."

27. Please disclose whether prices for your raw materials are volatile.

Competition in the Blasting Media Industry, page 16

28. Please discuss your competition`s advantages over you and how this affects your competitive position within your industry.

29. We note your disclosure regarding your annual sales. Please revise to balance this disclosure by discussing the aggregate sales in your industry.

Recycled Plastic Lumber, page 16

Recycled Plastic Lumber Products, page 17

30. Please revise your disclosure in this section to discuss the production and backlog of your California subsidiary.

Markets and Marketing, page 17

31. Please revise your disclosure in this section to discuss the markets and marketing of your California subsidiary.

Manufacturing, page 18

32. Please expand your disclosure to discuss the mold system improvement that you would like to make to your manufacturing process, including the timetable and costs for implementation of this improvement. In addition, please disclose how you plan to finance these improvements.

33. We note your disclosure regarding the capacity of your production lines. Please disclose the percentage of this capacity that you sell annually.

Raw Materials Supply, page 18

34. Please disclose whether prices for your raw materials are volatile.

Competition in the Recycled Plastics Lumber Industry, page 18

35. Please discuss your competition`s advantages over you and how this affects your competitive position within your industry.

Competition with Wood Lumber, page 19

36. Please update your disclosure in this section regarding the toxic leaching characteristics of pressurized lumber. In this regard, we note that your disclosure appears to predate December 31, 2003.

Property, Plants and Equipment, page 22

37. We note that you intend to obtain up to a $3.0 million capital investment in your company. Please disclose your plans for this investment, such as the form and source of investment and any other material terms known at this time.

Item 5. Operating and Financial Review and Prospects, page 23

A. Operating Results, page 26

38. Please discuss the business reasons for the changes between periods for each of the segments discussed in your financial statements. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In addition, where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. See Item 5.A. of Form 20-F.

39. To the extent your discussion of a particular period discusses events or actions that were to occur or be taken in the future, please disclose the resulting event or action. For example and without limitation, your discussion of settlement negotiations on page 28 should include a discussion of the result of those negotiations.

40. We note your disclosure on page 28 regarding certain legal proceedings. Please disclose under an appropriately titled heading whether you are a party to any material pending legal proceedings and identify the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding and the relief sought.

Operating Results Narrative for the Nine Months Ended September
30,
2004, page 27

41. Please explain why you were no longer eligible for a tax refund in 2004.

42. Please explain the basis for your statement that "demand for more recycled plastic lumber production is continuing to grow strongly."

Operating Results Narrative for the Year Ended December 31, 2001, page 28

43. Please explain how a significant portion of the blasting media market has been reserved for U.S. small businesses.

B. Liquidity and Capital Resources, page 30

44. Please disclose the information required by Item 5.B.1. of Form
20-F with respect to your outstanding debentures. In addition, please provide the information required by Item 5.B.2. and B.3. of Form 20-F.

C. Research, Development, Patents and Licenses, page 30

45. As indicated on page 43 and elsewhere in your filing, you have research and development activities, and you have even capitalized some of these amounts. Please include the disclosures required by
Item 5.C. of Form 20-F regarding your research and development activities.

F. Tabular Disclosure of Contractual Obligations, page 31

46. Please update your table of contractual obligations as of December 31, 2004, and provide the total amount of contractual obligations for each time period.

47. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and capital leases and estimated payments under your forward exchange rate currency contracts, if applicable. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also include totals at the bottom of each column, so that readers will be able to see your total contractual obligations for each period shown.

Item 6. Directors, Senior Management and Employees, page 31

A. Directors and Senior Management, page 31

48. Please explain your statement that Mr. Quon represents a "substantial block of Poly-Pacific`s common shareholders." In this regard, please confirm whether you have considered the requirements of Item 6.A.5. of Form 20-F.

C. Board Practices, page 33

49. Please disclose the criteria you used to determine that each member of your audit committee is independent.

50. Please reconcile the last sentence of this section with your disclosure under the first risk factor on page 13.

Item 7. Major Shareholders and Related Party Transactions, page 34

B. Related Party Transactions, page 35

51. We note your disclosure in the last paragraph on page 56 and the last paragraph on page 60 regarding your joint venture with an affiliate. Please provide the information required by Item 7.B. with respect to this joint venture or explain why this information is not required.

Item 8. Financial Information, page 36

Consolidated Financial Statements, page 47

52. Your audited financial statements will be older than 15 months by the time your document goes effective. Please update your financial statements to include the most current audited financial statements pursuant to Item 8.A.4 of Form 20-F.


Auditor`s Report, page 49

53. Your auditors indicate in their report that their audit was conducted in accordance with Canadian GAAP. Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

54. Please tell us whether your auditor is registered with the PCAOB, the exact name of the auditor that is registered and the date that your auditor was registered. If the name that is registered with the
PCAOB is different from the name on your opinion, please explain why this is the case.

Consolidated Statement of Operations, page 51

55. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share throughout the filing to round only to the nearest cent.

Note 2 - Summary of Significant Accounting Policies Principles..., page 54

56. Please disclose the types of expenses that you include in the direct costs line item and the types of expenses that you include in each of the following line items: general and administrative, occupancy costs and selling and marketing. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the direct costs line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from direct costs, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in direct costs and others like you exclude a portion of them from gross profit, including them instead in another line item, such as general and administrative expenses or selling and marketing expenses.

57. Please disclose your accounting policy for research and development costs under Canadian GAAP and the amounts for each period presented under Canadian GAAP. Please disclose the amounts under US
GAAP in Note 20 and explain how your accounting under US GAAP differs from that under Canadian GAAP.

58. You disclose on page 12 that you have life insurance for Mr.
Lam.
Please disclose in a footnote the terms of the life insurance. Please also disclose what type of life insurance it is. If the life insurance has a cash value, please also disclose the cash value as of each balance sheet date.

Revenue Recognition, page 54

59. You indicate that revenue is recorded upon shipment and transfer of title, which normally occurs at the time of shipment of the products. Please tell us how you determine that title transfers at the time of shipment. Please disclose and explain situations where title does not transfer at the time of shipment. Also, please disclose whether your products are shipped FOB shipping point or FOB destination, if applicable.

Stock-Based Compensation Plan, page 55

60. Please revise your disclosure to address your issuances of stock-based compensation in 2004 and 2002 as well.

Note 7 - Deferred Charges, page 57

61. The amount shown here for 2002 under Canadian GAAP does not agree to the amount shown on page 64 in Note 20. Please make the appropriate disclosure revisions.

Note 11 - Debentures, page 58

62. Please tell us your stock price on the date that your $275,000 unsecured convertible debenture was issued in fiscal 2003. Also, tell us whether there is an accounting impact under Canadian GAAP if the stock price on the date of issuance is greater than the conversion price. If the stock price on the date of issuance is greater than the conversion price, please disclose the accounting impact in your financial statements under both Canadian GAAP and US
GAAP.  See Case 1(a) of Exhibit 98-5A of EITF 98-5.

63. Please disclose in Notes 10 and 11 the significant debt covenants under each of your financing arrangements and the repercussions of not meeting them. Also, disclose the existence of any cross-default provisions. Please also disclose whether you were in compliance with all of your debt covenants for each period presented. If you obtained waivers, disclose the covenants that you were not in compliance with, the fact that you obtained the waiver, how long the waiver is for, and the amounts and forms of consideration that you paid to obtain the waivers. If you are not in compliance and no waiver has been granted, disclose this fact and its impact on you.

Note 12 - Share Capital, page 59

64. Please disclose the significant terms of your preferred shares including but not limited to liquidation preference, preference as to dividends, conversion option, and call option in your financial statements.

Note 15 - Net Income (Loss) per Common Share, page 62

65. Please tell us what consideration you gave to the redemption of your preferred shares to the calculation of basic and diluted net loss per common share. Under US GAAP, the excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock would be added to net loss to arrive at net income (loss) available to common shareholders pursuant to EITF Topic D-42. Please tell us the accounting implication under Canadian GAAP. Please disclose net loss available to common shareholders in Note 20 of your financial statements.

66. You indicate on page 89 that the potential conversion of preferred shares is anti-dilutive as of December 31, 2002 and is therefore not presented. Please disclose in Note 15 on page 62 whether the potential conversion of the preferred shares from the beginning of the period to the date of redemption is dilutive or anti-dilutive during the fiscal year ended December 31, 2003.

Note 19 - Segmented Information, page 64

67. Please disclose your revenues from Canadian customers and foreign customers for each of the last three years. Please disclose your long-lived assets in Canada and in foreign countries as of December
31, 2004 and 2003.

Note 20 - Differences Between Canadian and United States
Generally..., page 64

68. Please present the adjustments to deferred charges and retained earnings (deficit) to reverse the gross amount of deferred charges separately from the adjustment to reverse the related accumulated amortization.

69. Please present your reconciling items on a gross basis with a separate adjustment for income taxes.
70. You say on page 66 that you use APB 25 under US GAAP for stock-based compensation and you say in Note B on page 9 that you adopted the fair value method of accounting on January 1, 2002. These two statements are inconsistent. Please make the appropriate revisions to your disclosures throughout the filing.

71. Please reconcile between cash and cash equivalents under Canadian
GAAP and US GAAP. Please then reconcile your operating, investing and financing activities under Canadian GAAP to those that would be presented under US GAAP.

Item 10. Additional Information

G. Statement by Experts, page 89

72. Please include your auditor`s consent pursuant to Item 10.G.
of
Form 20-F.

Item 9. The Offer and Listing, page 85

73. Please provide the information required by Item 9.A.4(a) with respect to 2004 and 2003.

Item 10. Additional Information, page 85

A. Share Capital, page 85

74. Please disclose the information required by Item 10.A.6. of Form
20-F.

B. Memorandum and Articles of Association, page 87

75. Please provide the information required by Items 10.B.2., B.4 and
B.5. of Form 20-F.

C. Material Contracts, page 87

76. Please describe with greater specificity the material terms of the debentures disclosed in this section. In addition, please clarify whether your July 2003 debenture is convertible into your common shares and, if so, please provide the terms of conversion.

77. We note that your June 2003 debenture matured on December 15, 2004. Please disclose the status of extending this maturity date. In addition, please disclose whether you are in default under the terms of your convertible debenture.
78. We note your disclosure on page 59 regarding the conversion price of your June 2003 debenture. Please reconcile with your disclosure in this section.

D. Exchange Controls, page 87

79. Please briefly summarize the materials terms of the Investment
Canada Act.

E. Taxation, page 88

80. We note that your disclosure in this section is limited to the principal Canadian federal income tax consequences of acquiring, holding and disposing of your common shares. Item 10.E. of Form 20-F requires disclosure regarding the taxes to which shareholders in the host country may be subject. Please expand your disclosure to discuss the principal U.S. federal income tax consequences of acquiring, holding and disposing of your common shares.

81. We note your disclosure in the first sentence of the first paragraph of this section. This section should address all "material" tax consequences. Please revise accordingly.

82. We note your disclaimer in the last sentence of the first paragraph of this section. Please be advised that readers are entitled to rely on the information in this section. Please delete this sentence.

F. Dividends and Paying Agents, page 89

83. Please disclose any restrictions on your ability to declare and/or pay dividends, such as restrictions imposed by the terms of your indebtedness. See Item 10.F. of Form 20-F.

H. Documents on Display, page 89

84. We note that there are documents concerning your company other than those that have been filed with the SEC. Please disclose where these other documents may be inspected. See Item 10.H. of Form
20-F.

Item 19. Exhibits, page 91

85. Please file each of the following or explain why it does not need to be filed:

* The agreement pursuant to which the options referenced on pages
32
and 33 were issued. In the alternative, you may file the form of agreement if each agreement is materially the same.
* The joint venture agreement you entered into with an affiliate of your company, as referenced in the last paragraph on page 56 and the last paragraph on page 60.

* The indenture relating to the 10% convertible debenture subscription agreement.

* The agreements relating to your bank line of credit.

* The lease for your California facility.

*	*	*	*

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091 or, in his absence, Rufus Decker, Accounting Branch Chief, at
(202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at (202) 942-2842 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard Nobbs
Poly-Pacific International, Inc.
145022 - 106 AVENUE
Edmonton, AB
T5N 1B2, Canada

Michael Williams, Esq.
Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa, FL 33611
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Mr. Thomas Lam
March 29, 2005
Page 1 of 15





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE